Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

September 26, 2014

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that yesterday, September 25, 2014, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) was notified by the Commercial Court of First Instance number 4, Secretariat 7, that a collective action against Banco Galicia and Galicia Valores S.A. claiming generic liability for damage to consumers was brought by the Asociación Usuarios y Consumidores Unidos, a local consumer association that is representing alleged victims of the commercial actions made by the Sociedad de Bolsa S.A. Bolsafe.

Currently, Banco Galicia is analyzing the content and the implications of such claim. In the unlikely event of an unfavorable resolution in respect of the above action, we believe that there will not be a significant impact on Banco Galicia shareholders equity.

Yours faithfully,

Patricia Lastiry

Attorney-in-fact

Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.